Mail Stop 6010

September 26, 2007

Richard T. Clark
Chief Executive Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889

>   **Re: Merck & Co., Inc.**
>   **Definitive Proxy Statement**
>   **Filed March 12, 2007**
>   **File No. 001-03305**

Dear Mr. Clark:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Relationships with Outside Firms, page 13

1.   Please describe the standards to be applied pursuant to your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Compensation Discussion and Analysis, page 20

2.   You disclose that base salaries for executive officers are targeted at the 50th percentile compared to the Peer Companies and that long-term incentives are granted to executive officers with reference to the levels of total direct compensation (total cash compensation, plus the value of the long-term incentives) of executives at the Peer Companies. Please disclose where actual amounts paid under each element of benchmarked compensation actually fell within the targeted parameters. To the extent actual compensation fell outside of a targeted percentile range, please discuss why.

3.   Please disclose how the applicable elements of your compensation packages are structured and implemented to reflect the individual performance of your named executive officers. Also, include a discussion and analysis of the individual performance objectives that are established each year for your named executive officers and reflected in the Personal Performance Grids. Your disclosure should address the elements of individual performance, both quantitative and qualitative, that are included in the PPGs and should discuss how the Compensation Committee evaluates whether those objectives have been achieved. Please also discuss how the achievement of those objectives translated into the specific compensation awards for your named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K.

4.   You disclose on page 15 that the Compensation Committee engages Mercer Human Resource Consulting to advise the Committee on relevant executive pay and related issues. Please disclose the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. Please also disclose how the Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

5.   Please clarify how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation program. The Compensation Discussion and Analysis should

explain and place in context how and why determinations with respect to one element may or may not have influenced the Compensation Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(vi) of Regulation S-K.

6.   Please disclose how the arrangements described under "Separation," Individual Agreements" and "Change in Control" fit into your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.

EIP Awards, page 23

7.   Please disclose the quantitative and qualitative company performance objectives, as reflected in the company scorecard, that will factor into the determination of your named executive officers incentive awards for 2007. You should also disclose how your incentive awards are specifically structured around such performance objectives. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the performance objectives is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the company to achieve the company performance objectives or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

8.   You disclose in the table on page 24 that the target EIP awards are set as a percentage of the annual base salary for each named executive officer, ranging from 95% to 115%. Please disclose how the Compensation Committee determined the applicable percentage for each named executive officer and the reasons why those percentages vary among your named executive officers.

Long-Term Incentives, page 25

9.   Although we note your disclosure regarding general policies relating to your long-term equity compensation, please include a more detailed discussion that not only sets forth the actual amounts awarded under these components of compensation but also provides substantive analysis and insight into how the Compensation Committee determined the actual award amounts for the named executive officers. For example, please discuss and analyze how the Compensation

Committee determined the actual number of shares underlying the stock options and share units that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Change in Control, page 54

10.   You disclose that participants in the Change in Control Plan, including the named executive officers, would receive cash severance pay equal to three times the sum of his or her base salary plus target bonus amounts, continued benefits for a three year period, and enhanced supplemental retirement benefits determined by increasing age and credited service by three years. Please discuss and analyze how these terms were determined and why the company agreed to the specified terms.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney